GSME ACQUISITION PARTNERS I
762 WEST BEIJING ROAD
SHANGHAI, CHINA 200041

NOTICE OF ADJOURNMENT

OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF GSME ACQUISITION PARTNERS I

To the Shareholders of GSME Acquisition Partners I:

NOTICE IS HEREBY GIVEN that at the extraordinary general meeting of shareholders of GSME Acquisition Partners I (“GSME”), a Cayman Islands exempted company, held on November 17, 2010 at 10:00 a.m. eastern time, an ordinary resolution was proposed and duly passed to adjourn the extraordinary general meeting.  Accordingly, pursuant to Article 64 of the Amended and Restated Memorandum and Articles of Association of GSME, notice is herby given that the extraordinary general meeting of GSME is adjourned to be held at the same venue as originally held at 10:00 a.m. eastern time on December 10, 2010.

Please refer to the original notice and definitive proxy statement previously delivered by GSME to shareholders convening the extraordinary general meeting for complete information concerning the matters to be considered at the adjourned extraordinary general meeting.

The form of proxy for the use by holders of ordinary shares of GSME previously distributed shall remain valid and effective for the adjourned meeting.  Shareholders that have previously voted on the proposals being presented at the extraordinary general meeting and determined whether they wished to elect conversion of their shares and do not wish to change their vote or election need not take any further action at this time (other than perfecting their conversion rights in accordance with the instructions contained in the definitve proxy statement).  Shareholders that wish to change their vote or conversion election should refer to the instructions contained in the definitive proxy statement previously distributed to shareholders relating to changing a holder’s vote or contact AdvantageProxy, GSME’s proxy solicitor, at (206) 870-8565 for assistance with changing such vote and conversion election.

November 17, 2010	By Order of the Board of Directors

Jing Dong Gao
Chairman of the Board

Eli D. Scher
Chief Executive Officer and Director